FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Material Announcement, November 24, 2004

2.	Convocation to General Meeting of Debenture Holders, November 18, 2004

3.	Second Amendment to the Private Deed of the First Public Issue of Non-Convertible Debentures, Divided into Two Series, Without Guarantee and Without Preference

4.	Proposals Approved by the Board of Directors, Meeting Held on November 25, 2004

5.	Convocation for Extraordinary General Meeting of Stockholders, November 25, 2004

6.	Notice to Suppliers, November 26, 2004

7.	Notice to Stockholders, November 30, 2004

8.	Decisions Taken by the Meeting of the Supervisory Board on November 30, 2004

9.	Extract from the Minutes of the 337th Meeting of the Board of Directors, October 28, 2004

10.	Extract from the Minutes of the 338th Meeting of the Board of Directors, November 8, 2004

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais) (“Cemig”), a company holding a public service concession and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement the best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public that Cemig and Caiuá Serviços de Eletricidade S.A. (“Caiuá”) have today entered into a Share Sale Contract (“the Contract”) for purchase by Cemig of 100% (one hundred per cent) of the total and voting shares of ROSAL ENERGIS S.A. (“Rosal”), a company controlled by Caiuá. Completion of the transaction and final acquisition of the shares by Cemig is still subject to performance of certain conditions established in the Contract, including, among other matters, approval of transfer of control of Rosal by the Brazilian electricity regulator, Aneel (National Electricity Agency — Agência Nacional de Energia Elétrica).

Belo Horizonte, 24 November 2004

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CNPJ/MF n˚ 17.155.730/0001-64

NIRE n˚ 062.002.160-0057

CONVOCATION

TO GENERAL MEETING OF DEBENTURE HOLDERS

of the 1st Public Issue of Debentures by

Companhia Energética de Minas Gerais — Cemig, in the total amount of R$ 625,000,000.

Companhia Energética de Minas Gerais — Cemig, as Issuer of the above debentures, pursuant to Sections 71 and 124 of Law 6404 of 15 December 1976, as amended, hereby calls all holders of the debentures of its first Public Issue of Non-convertible Debentures (in two series, without guarantee nor preference), in the total amount of R$ 625,000,000, with issue date 1 Nov 2001 (“the Debentures” and “the Issue”, respectively), to a General Meeting of Holders of Debentures of that Issue to be held on 3 December 2004, at 10 a.m., at the head office of the Fiduciary Agent, Planner Corretora de Valores S.A., at Avenida Paulista 2439, 11th floor, São Paulo city, São Paulo state, to decide on the following agenda:

a)     alterations of the characteristics of the Debentures, and of the rights and obligations relating to them, due to the process of de-verticalization (“unbundling”) required by Law 10848 of 15 March 2004;

b)    approval of an Amendment to the Debenture Deed;

c)     authorization to the Fiduciary Agent to sign the Amendment to the Issue Deed and any other instruments necessary for the decisions to be taken by the General Meeting of Holders of Debentures of this Issue;

d)    other subjects related to the items on this agenda, and other matters of interest to the Debenture Holders.

Belo Horizonte, 18 November 2004.

Companhia Energética de Minas Gerais — CEMIG

Issuer

SECOND AMENDMENT TO THE PRIVATE DEED OF THE FIRST PUBLIC

ISSUE OF NON-CONVERTIBLE DEBENTURES, DIVIDED INTO TWO SERIES,

WITHOUT GUARANTEE AND WITHOUT PREFERENCE, OF COMPANHIA

ENERGÉTICA DE MINAS GERAIS — CEMIG

By this private instrument the parties,

(a)   COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG, a mixed public-sector/private-sector company, with head office in Belo Horizonte, State of Minas Gerais, at Av. Barbacena 1200, registered in the Brazilian National Registry of Corporate Taxpayers (CNPJ/MF) under no 17.155.730/0001-64, herein represented in accordance with its bylaws (and hereinafter referred to simply as “the Issuer”); and

(b)   PLANNER CORRETORA DE VALORES S.A., a financial institution authorized to operate by the Brazilian Central Bank and by the Brazilian Securities Commission (CVM), with head office in the city of São Paulo, São Paulo State, at Av. Paulista, 2439 - 11th Floor, registered in the Brazilian Registry of Corporate Taxpayers under number 00.806.535/0001-54, representing the community of holders or acquirers of the debentures which are the subject of the present issue, herein represented in accordance with its bylaws (and hereinafter referred to as simply as “the Fiduciary Agent”);

WHEREAS Federal Law 10848 of 15 March 2004 prohibited parties holding public service electricity distribution concessions, permissions or authorizations that operate in the Brazilian national grid (SIN) from participating in activities of generation or transmission or electricity, obliging the Issuer to undertake a process of “De-verticalization” or “Unbundling” of its activities (“the Unbundling”);

WHEREAS the Issuer’s Unbundling process is scheduled to take place on 1 January 2005, and as a result the Issuer intends to allocate the debt arising from the debentures of this issue in the Generation and Transmission Company (as defined below) which is being created for the purposes of Unbundling;

WHEREAS, for the purpose of allocating the debt as described above, the Issuer plans to carry out a public distribution of debentures issued by the Generation and Transmission Company, for the purpose of carrying out an Obligatory Exchange (as defined below) of the Debentures for new debentures issued by the Generation and Transmission Company, as provided for in Clause 11.3 below;

WHEREAS on 3 December 2004, a General Meeting of Holders of the First Public Issue of Non-Convertible Debentures Divided into Two Series, Without Guarantee nor Preference of CEMIG (“the GMD”), approved the signing of this present Amendment;

DO HEREBY AMEND the “Private Deed of the First Public Issue of Non-Convertible Debentures, Divided into Two Series, Without Guarantee nor Preference, of Companhia Energética de Minas Gerais — CEMIG”, signed on 4 October 2001, as amended on 27 November 2001 (“the Deed”).

Clause 1.        All the terms beginning with capital letters not expressly defined in this Amendment shall have the meaning attributed to them in the Deed.

Clause 2.        The parties hereby decide to change Clause XI of the Deed, which shall now read as follows:

“CLAUSE XI. — STOCKHOLDING REORGANIZATION

11.1 The Issuer hereby undertakes, for itself and for its direct or indirect subsidiaries, until the completion of the final period of maturity of the Debentures, not to carry out any transaction involving the split, merger, dissolution, transformation and/or any other form of stockholding restructuring in relation to the Issuer or its direct or indirect subsidiaries, unless such stockholding reorganization takes place (a) in relation to the following subsidiaries of the Issuer: Companhia de Gás de Minas Gerais - Gasmig, Empresa de Infovias S.A. and WAY TV Belo Horizonte S.A. and/or (b) for the implementation of the process of Unbundling of the Issuer required by Law 10848 of 15 March 2004, and provided that all the following conditions, in relation to this sub-item “b”, are met:

(i)    the Issuer shall have obtained all the authorizations and consents necessary for the effective implementation of the Unbundling process;

(ii)   no early maturity event as referred to in item 5.2 above is in progress;

(iii)  the Issuer shall be fully up-to-date with all its pecuniary or other obligations to third parties non-compliance with which could in any way compromise the implementation of the Unbundling;

(iv)  the legal entities which result from this process of Unbundling shall be wholly owned subsidiaries of the Issuer or companies directly or indirectly controlled by the Issuer, constituted in the form of companies with shares or private limited liability companies (as the case may be), duly existing and organized in accordance with the laws of Brazil, in which the Issuer holds at least 51% of the voting shares (“the New Companies”);

(v)   the New Company of the CEMIG group of companies responsible for generation and transmission of electricity (“the Generation and Transmission Company”), constituted in the form of a corporation, must obtain registration as a listed company before the period of realization of the Public Offer mentioned in sub-item (xi) below;

(vi)  the Generation and Transmission Company shall have its constitution linked solely to the Unbundling and strictly in accordance with the rules applicable to the Unbundling process;

(vii) the totality of the operational and non-operational assets of the Issuer related to the activity of generation and transmission of electricity shall be transferred by the Issuer to the Generation and Transmission Company, which will then hold all the rights and obligations related to the Issuer’s electricity generation and transmission activity, in such a way that, immediately after the transfer of these assets, rights and obligations, the totality of the revenues of the Issuer related to its electricity generation and transmission activities shall come to be received exclusively by the Generation and Transmission Company;

(viii) the Generation and Transmission Company shall have at its disposal the professional staff necessary for the development and commercial operation of its electricity generation and transmission activity in the same form and to the same standard previously developed by the Issuer, in such a way that, immediately after the transfers mentioned in sub-item (vii) above the Generation and Transmission Company shall be fully performing its electricity generation and transmission activities;

(ix)   the Generation and Transmission Company shall have obtained (directly or by assignment from the Issuer) all the licenses, permissions and authorizations necessary for the full development of its electricity generation and transmission activities, including but not limited to the electricity generation and transmission concessions, permissions and authorizations originally held by the Issuer;

(x)    the consolidated stockholders’ equity of the Issuer after the Unbundling shall not be less than the consolidated stockholders’ equity of the Issuer according to the last financial information of the Issuer submitted to the CVM prior to the implementation of the Unbundling; and

(xi)   the Generation and Transmission Company shall, within 180 (one hundred and eighty) days after the transfer and/or grant (as applicable) to the

Generation and Transmission Company of the respective concessions, permissions and authorizations for electricity generation and transmission, begin a public offering of distribution of debentures, with the objective of carrying out the obligatory exchange of debentures for New Debentures issued by the Generation and Transmission Company (“the Obligatory Exchange”), as herein established, duly registered with the Brazilian Securities Commission or, as the case may be, dispensed from registration under the terms of Instruction 400/03 subject to the conditions established in items 11.2 and 11.3 below.

11.2. For the purposes of complying with the terms of sub-item (xi) of item 11.1 above, the Generation and Transmission Company, immediately after the transfer and/or grant (as the case may be) of the respective electricity generation and transmission permissions and authorizations, shall submit to the CVM an application for registration (or dispensation from registry, if applicable) of a Public Offering of distribution of debentures (“the Public Offering”), with the objective of carrying out the Obligatory Exchange of Debentures for New Debentures issued by the Generation and Transmission Company (“the Debentures of the Generation and Transmission Company”).

11.2.1. The Debentures of the Generation and Transmission Company which are the subject of the Public Offering shall have the same terms and conditions as the Debentures, and shall reproduce in full the characteristics of the Debentures, particularly following: total value of the issue, number of series, species, type, form and convertibility of the Debentures, period of maturity, remuneration, forms of maturity and obligations of the Issuer (with the exception of the provisions of this present Clause 11). The Deed of Issue of the Debentures of the Generation and Transmission Company shall be, mutatis mutandis, identical to the Deed of the Debentures, the only alterations admissible being those necessary for adaptation of the Deed of the Issue of the Debentures of the Generation and Transmission Company to the characteristics of the Generation and Transmission Company itself and to the Public Offer, including but not limited to the provisions of Clauses VI and VII of the Deed.

11.2.2. The Debentures of the Generation and Transmission Company shall also be obligatorily guaranteed by a joint and several guarantee of the Issuer, after the Unbundling and in the status of holding company of the New Companies, which shall be binding upon it, as joint and principal payer of all the obligations of the Generation and Transmission Company arising from the Debentures of the Generation and Transmission Company, until their final settlement. The Issuer shall waive Articles 366, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code and Articles 77 and 595 of the Code of Civil Procedure for the obligations to be assumed by virtue of the Debentures of the Generation and Transmission Company, and these waivers shall appear expressly in the Deed of Issue to be used for the issuance and placement of the Debentures of the Generation and Transmission Company. The Guarantee here referred to shall have been duly authorized by the respective competent corporate bodies of the Issuer, and all the other authorizations necessary for provision of this Guarantee shall also have been obtained by it and shall be in full force and effect, including but not limited to the necessary authorizations of the competent governmental authorities.

11.2.3. The final version of the Deed of Issue of the Debentures of the Generation and Transmission Company shall be in form and substance acceptable to the Fiduciary Agent, on penalty of the Public Offer not taking place and the consequent early maturity mentioned in item 11.4 below taking place.

11.3. The Public Offer must be begun within the period established in sub-item (xi) of item 11.1 above. As soon as the Public Offer has begun, and thus, when all the conditions of this Clause 11 have been fulfilled, the Debenture Holders shall be obliged to carry out the Obligatory Exchange of Debentures issued under the scope of this Issue, which they hold, for the Debentures of the Generation and Transmission Company, in the proportion of one to one, in such a way that, when the Public Offer is over, each one of the Debenture Holders shall hold the same number of Debentures of the Generation and Transmission Company that it had of the Debentures.

11.3.1. The specific procedures for the delivery of the Debentures in exchange for the Debentures of the Generation and Transmission Company within the scope of the

Public Offer shall be the subject of a Notice to the Debenture Holders to be published in obedience to the terms of item 4.10.1 above and of the Deed of Issuance of the Debentures of the Generation and Transmission Company.

11.3.2. The Public Offer of the Debentures of the Generation and Transmission Company shall close within a maximum of 5 (five) days after it begins.

11.4. Non-compliance with any of the provisions of this Clause 11, including the provisions of item 11.2.1 above, for any reason, by the Issuer and/or by the Generation and Transmission Company, shall result in the immediate early maturity of the obligations of the Issuer arising from the Debentures and from this Deed, and the provisions of the head paragraph of item 5.2 shall apply.

11.5. - The obligation provided for in this Clause 11 shall be contained in any public notice of sale of stockholding control of the Issuer or any of its direct or indirect subsidiaries, except in relation to the following subsidiaries of the Issuer: Companhia de Gás de Minas Gerais - Gasmig, Empresa de Infovias S.A and WAY TV Belo Horizonte S.A.

Clause 3. All the Clauses and conditions of the Deed not covered by this present instrument remain unchanged and are hereby ratified by the parties.

Clause 4. The parties hereby choose the Courts of the city of Belo Horizonte, State of Minas Gerais, to resolve any doubts or disputes arising from this Amendment, and all other jurisdictions, however privileged, are hereby waived.

            Being thus agreed and contracted, the parties sign this Amendment, in 5 (five) copies of equal form and content, jointly with the two witnesses undersigned, present at all times.

Belo Horizonte, ___ ____________2004.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

_________________________ _________________________

Name:                                              Name:

Position:                                          Position:

PLANNER CORRETORA DE VALORES S.A.

_________________________     _________________________

Name:                                              Name:

Position:                                          Position:

Witness:

_________________________     _________________________

  Name:                                            Name:

  CPF:                                               CPF:

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

BOARD OF DIRECTORS

Meeting held on 25 November 2004

Proposals approved by the Board of Directors

1.     Application to Aneel for permission to change the stockholding structure of the Company, for the purpose of segregating its activities.

2.     Submission to an Extraordinary General Meeting of Stockholders of a proposal to change the bylaws of Companhia Energética de Minas Gerais: to adapt them to Law 15290/2004 and to the Company’s new dividend policy; to improve their drafting; to define the structure and composition of the Management of the Company and of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.; to redefine the attributions of the Board of Directors and of the Executive Officers; to establish that it shall be an attribution of the General Meeting of Stockholders to fix the benefits to which the Executive Officers shall be entitled, and to establish the obligatory nature of the exercise of the positions corresponding to the Directors of the Company in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

3.     Alteration of the bylaws of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., to improve their drafting.

4.     Submission to an Extraordinary General Meeting of Stockholders of a proposal to appoint Deloitte Touche Tohmatsu for the provision of services of valuation of the rights and obligations of Cemig, excluding its fixed assets, to be transferred to the companies Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

5.     Decision to file the appropriate legal action in the event that the Finance Secretariat of the State of Minas Gerais issues an infringement notice as a result of non-payment of ICMS on the economic subvention relating to low-income consumers, in view of the publication of Confaz Opinion n˚ 79/04.

6.     Contracting of service for the supply of transport vouchers.

7.     Amendments to the Deed of the First Issue of Debentures to take into account the stockholding restructuring of the Company.

8.     Contracting of a loan of up to R$ 60 million for refinancing of the debt becoming due in December 2004.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders, to be held on 13 December 2004, at 8:30 pm, at the Company’s head office at Avenida Barbacena 1200, 18th floor, in the city of Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:

I- Changes in the company’s bylaws, pending approval by Aneel:

1.         Alteration of Clause 1, to adapt it to Law 15290, of 4 August 2004;

2.         Alteration of Clause 7, to adapt it to Law 15290/2004;

3.         Alteration of the head paragraph of Clause 9, to improve its drafting;

4.         Insertion of a sole sub-paragraph in Clause 11 and of a fourth sub-paragraph in Clause 12, defining the structure and composition of the Management of the Company and of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.;

5.         Alteration of the head paragraph of Clause 17, to improve its drafting;

6.         Alteration of lines “a” and “e” of Clause 17, to redefine the attributions of the Board of Directors;

7.         Alteration of sub-paragraph 2 of Clause 18, to provide that it shall be the function of the General Meeting of Stockholders to fix the benefits to which the Directors shall be entitled;

8.         Alteration of sub-paragraph 3 of Clause 18, to establish the obligatory requirement for exercise of the positions corresponding to the Directors of the Company in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.;

9.         Alteration of lines “a” and “e” of sub-paragraph 4 of Clause 21, to re-define the attributions of the Executive Officers;

10.       Alteration of line “h” of sub-item III and of lines “g”, “h”, “i” and “j” of sub-item IV of Clause 22, to improve their drafting;

11.       Alteration of Clauses 27, 28, 29, 30 and 31, to adapt them to the Company’s new dividend policy.

II- Appointment of Deloitte Touche Tohmatsu to provide the services of valuation of the rights and obligations of Cemig, excluding its fixed assets, to be transferred to the Companies Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., preparing opinions, as provided for by Clause 8 of Law 10604, of 15 December 1976, to be used in the transfer of the rights and obligations of Cemig to the wholly-owned subsidiaries constituted to put into effect the process of “unbundling” of the Company.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by 9 December 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of the company at Av. Barbacena 1,200 - 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 25 November 2004.

Wilson Nélio Brumer

Chairman of the Board of Directors

DE-VERTICALIZATION (“UNBUNDLING”)

NOTICE TO SUPPLIERS

As ordered by Law 10848/04, Cemig is undergoing a process of de-verticalization (otherwise known as “unbundling”) - i.e., of its electricity generation, transmission and distribution activities into different companies. As a result of the process these activities, which have until now been run by a single company (the present Cemig) will be run and operated by two different companies starting in January 2005.

As part of the process, the present legal entity CEMIG will be maintained, as a holding company. It will own all the shares of the new subsidiaries, which will carry out the activities of (I) electricity generation and transmission - CEMIG Geração e Transmissão S/A; and (II) distribution - CEMIG Distribuição S/A. These two wholly owned subsidiaries, which are being formed, will begin operating on 1 January 2005, after authorization by Aneel and approval by a Meeting of Stockholders of the Company.

The holding company will control the new subsidiaries, giving continuity to the Cemig brand name, and ensuring the uniformity and cohesion of the group.

The separation will require the transfer of goods and assets (generation plant, substations, transmission and distribution lines, vehicles, computers, etc.), and rights and obligations of the concession-holding company Cemig to the new companies which will be created:

•  COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A. — CNPJ: 17.155.730/0001-64

•  CEMIG DISTRIBUIÇÃO S.A. — CNPJ: 06.981.180/0001-16

•  CEMIG GERAÇÃO E TRANSMISSÃO S.A. — CNPJ: 06.981.176/0001-58

The instruments that guarantee rights and obligations include Contracts for Provision of Services and Acquisition of Material, and to enable these to be legalized under the new structure will require changes to be formalized through Amendments, which Cemig will prepare and submit to you for signature.

It is important to clarify that these changes are solely for the purpose of changing the name, CNPJ number, state and municipal tax number, and invoice delivery address of the client company in each contract - to establish the legal link between the supply and the company receiving and using the goods or services.

We would emphasize that, in some cases, the original contract will have to be separated into as many as three (3) new contracts, which will result in the need to issue separate tax invoices - to enable the costs of service or material covered by them to be passed to the new companies.

To ensure continuation of normal payment, starting in the month of January 2005, for tax invoices linked to contracts, purchase orders or delivery orders issued, we would ask for your attention to the changes in company names, CNPJ, and state and municipal tax numbers for your client company. These will be provided to you very soon.

The process of payment of suppliers will take place normally, by means of delivery of invoices and their acceptance by Cemig up to 13 December 2004

We also have to inform you that, in the period from 4 December 2004 to 2 January 2005, CEMIG’s central materials warehouse will not receive any material, because it will be closed for inventory.

To deal with any doubts or exceptions, please contact Cemig as follows:

• Subjects related to contracts	è	the Cemig department that manages the contract;

• Accounts Receivable	è	dial (031) 3299-3884 or 3299-3769;

• Materials warehouse	è	dial (031) 3389-2233.

We apologize for the inconvenience, and feel sure that we can count on your understanding and support.

Belo Horizonte, 26 november 2004

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 30 November 2004, decided to pay interest on equity in respect of the year 2004, under Article 9 of Law 9249/95 of 26 December 1995, in the amount of R$170,000,000.00 (one hundred and seventy million Reais), equal to R$1.048834 per thousand shares. This will be considered as part of the calculation of the obligatory dividend, in the terms of Paragraph 1 of Clause 30 of the Bylaws, and the form and date of payment will be decided at a meeting of the Board of Directors to be held on an opportune date.

All stockholders whose names are on the company’s Nominal Share Register on 10 December 2004 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 11 December 2004.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 30 November 2004

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64

Decisions taken by the Meeting of the Supervisory Board on 30 Nov 2004:

The deliberation of interest on equity for the year 2004, in the amount of R$170,000,000.00 (one hundred and seventy million Reais), equal to R$1.048834 per thousand shares was approved on this date. This is to be considered as part of the calculation of the obligatory dividend. The form and date of payment are to be decided at a meeting of the Supervisory Board to be held at an opportune date.

All stockholders whose names are on the company’s Nominal Share Register on 10 December 2004 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 11 December 2004.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company — Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 337th meeting of the Board of Directors.

Date, time and place: October 28, 2004, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 - 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman — Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) the direct hiring of Deloitte Touche Tohmatsu for account auditing services at Consórcio Construtor de Irapé-CCI, with a view to analyzing the financial statements of the Consortium, its economic and financial equilibrium and detailed information concerning the sources and application of funds of the members of the Consortium, for the period of sixty days, the Public Tender process being waived; and b) the minutes of this meeting. II- The Board authorized: a) the signing of a Private Act for the Admission of Debt and Other Agreements with Furnas Centrais Elétricas S.A., which is a creditor of CEMIG, in view of the delay in payment of invoices relating to the initial contracts, contracts for the use of the transmission system and for the use of the basic grid, and invoices relating to the Extraordinary Tariff Revision, in addition to the seasonal difference and the application, by ANEEL, of a Reduction Factor, as a result of the Electric Sector General Agreement, to be paid within three business days after the signing of the above-mentioned Agreement; and b) the signing of the First Amendment to the Association Agreement signed between CEMIG, GASMIG, PETROBRAS and GASPETRO, whose objective is to extend the deadline for the operation to be closed to December 20, 2004; as well as the creation of a corporation whose object is to hold shareholder participations in other corporations exploiting the natural gas distribution business, in which CEMIG’s participation is to be 99.99% and the remainder to belong to the CEMIG Employees’ Investment Club (CLIC). Upon approval of the implementation of the economic optimization model for the operation involving the sale of 40% of GASMIG’s stock, as provided in the Report “Proposed Modeling for the Transfer of Shares in GASMIG”, drawn up by the independent auditors Hirashima & Associados in October/2004, the transfer of shares representing 40% of GASMIG’s capital stock to the corporation to be created, as payment of capital subscription, at the book value as of the date in question, will also be authorized. III- The Chairman and the Members of the Board Andréa Paula Fernandes, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa, Oderval Esteves Duarte Filho and Carlos Suplicy de Figueiredo Forbes, Djalma Bastos de Morais and Alexandre Heringer Lisboa; the Director Flávio Decat de Moura; the Executive Coordinator of the Project for the Break-up of Vertical Integration, João Luiz Senra de Vilhena; the Superintendent Manoel Bernardino Soares; and the Assistant to the Director for Finance, Participations and Investor Relations, João Batista Zolini Carneiro, commented on general topics and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa,

Nilo Barroso Neto, Oderval Esteves Duarte Filho, Arnaldo José Vollet, Carlos Suplicy de Figueiredo Forbes, Luiz Henrique de Castro Carvalho, Francisco Sales Dias Horta and Fernando Lage de Melo; Flávio Decat de Moura, Director; João Luiz Senra de Vilhena, Executive Coordinator of the Project for the Break-up of Vertical Integration; João Batista Zolini Carneiro, Director’s Assistant; Manoel Bernardino Soares, Superintendent; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company — Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 338th meeting of the Board of Directors.

Date, time and place: November 8, 2004, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 - 18th floor, Belo Horizonte-MG.

Presiding Officers: Chairman: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board altered the total value of the enterprise Funil Hydro-electric Utilization, approved by CRCA-082/2002, the other decisions of that CRCA remaining unchanged; and authorized the signing of the First Amendment to the Funil Hydro-electric Utilization Implementation Contract with Consórcio Construtor Funil — CCF, with a view to adjusting the Contract to the changes resulting from this alteration in value and to the full settlement of the pending matters with that Consortium, conditional upon prior analysis by CEMIG’s Legal Superintendency from the legal and contractual points of view; the Board of Directors is to give its opinion again on that matter in the event of changes in the bases defined in order to make said amendment feasible. II- The Board approved the minutes of this meeting. III- The Board authorized: a) the presentation to Caiuá — Serviços de Eletricidade S.A. of a binding proposal for the purchase of 100% of the shares of Empresa Rosal Energia S.A., which holds the concession for the Rosal Hydro-electric Plant; b) the re-ratification of CRCA-127/2004, altering the form of the contract with Unibanco for up to R$119 million, from “2770 with swap to CDI” to “2770 with swap to CDI and Working Capital”, the other conditions of that CRCA to remain unchanged; c) the initiation of an administrative process for a public tender, as well as the hiring of services under the “Partial Building Service at an Overall Price” system, for the execution of construction work under CEMIG’s Rural Electrification Program (“Light for All”), for a period of twenty-two months starting in March/2005, in order to service about 139,000 consumer units. The funds for the works to be carried out shall come from the Company’s own resources, financing from Eletrobrás, and funds from the part of the percentage of 5% of the net profits for the year allocated to provide for projects of a social nature, as provided by the Annual and Extraordinary GSM of April 30, 2002, regardless of the time necessary for this purpose, determining that the issue of orders for the works to be carried out must be previously authorized by the Board of Directors, authorization being given for any supplements to the Program already signed with Eletrobrás. In the event that the use of the Company’s own resources and/or Eletrobrás financing does not ensure an 18% rate of return, part of the percentage of 5% of the net profits for the year allocated to provide for projects of a social nature, as provided by the Annual and Extraordinary GSM of April 30, 2002, shall be used exclusively. The public notice for the tender shall contain a clause stating that the issue of service orders for construction work shall be conditional upon the availability of funds; d) the initiation of a Public Tender Administrative Process, as well as the acquisition of active energy meters for enabling new consumers to be connected and the substitution of faulty conventional meters, for the maximum period of twenty-four months, in the form of Public Bidding; e) the signing of an amendment to Contract no. 4570006881, with the company SAP Brasil

Ltda., with a view to hiring additional services, re-ratifying, as a result, CRCA-010/2004 and Administrative Process for Non-requirement of a Public Tender no. MS/AS-IS-4001, the other decisions of that CRCA remaining unchanged; f) the signing of a judicial agreement with SINDIELETRO/MG, in connection with the labor claim that is being processed at the 15th Bench of the Belo Horizonte Labor Courts, under lawsuit no. 1466/1999, for settlement of the object of execution and termination of the lawsuit in the distribution area of the Labor Court; and g) CEMIG’s participation in ANEEL Auction 002/2004, referring to the granting of concessions for public transmission services, with observance of the following conditions: a) for Lot B: LT Irapé — Araçuaí — 230kV, with the following companies and percentages: CEMIG (24.5%), ALUSA (41%), FURNAS (24.5%) and ORTENG (10%); b) the attaining of the minimum return adopted by the Company, in accordance with the financial return parameters already determined by the Company; c) the signing, with the other participating companies, of prior contracts for the supply of goods and services; d) the signing of contracts necessary for the Auction, as determined in the Public Notice of Auction and in the forms agreed upon with the other partners, comprising, but not limited to, an economic and financial model and the signing of a contract for a proposal bond; e) the payment of the charges due to Câmara Brasileira de Liquidação e Custódia-CBLC (Brazilian Clearing House) and to BOVESPA, as provided in the Public Notice of Auction and in the portions corresponding to its participation, in the event the Consortium in which it participates is declared the winner; f) in the event the Consortium in which CEMIG participates is declared the winner and as provided in the Public Notice of Auction, a Special Purpose Company shall be formed in order to receive the concession granted and to sign the Concession Contract. All the conditions relating to CEMIG’s participation shall be ratified by the Board of Directors before the signing of the Concession Contract and the establishment of the Special Purpose Company. IV- The Member of the Board Oderval Esteves Duarte Filho voted against the binding proposal for acquisition of the Rosal Hydro-electric Plant. V- The Chairman and the Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa and Oderval Esteves Duarte Filho, Djalma Bastos de Morais, Firmino Ferreira Sampaio Neto, Alexandre Heringer Lisboa and Francelino Pereira dos Santos; the Director Flávio Decat de Moura; the Superintendent Márcia de Castro Fernandes; the Executive Coordinator Flávio Doehler; and the Advisor Márcio Maia Ribeiro, commented on general topics and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Firmino Ferreira Sampaio Neto, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Oderval Esteves Duarte Filho, Francisco Sales Dias Horta, Carlos Suplicy de Figueiredo Forbes, Fernando Lage de Melo and Franklin Moreira Gonçalves; Flávio Decat de Moura, Director; Márcia de Castro Fernandes, Superintendent; Flávio Doehler, Executive Coordinator; Márcio Maia Ribeiro, Advisor; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS
GERAIS - CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor
Relations Officer

Date: December 9, 2004